Filed Pursuant To Rule 433

Registration No. 333-189752

July 9, 2013

Posted on Wall Street Journal MoneyBeat at blogs.wsj.com and Financial News at www.efinancialnews.com July 5, 2013

July 5, 2013, 11:41 AM ET

A Q&A with Bitcoin Backer Tyler Winklevoss

By Harriet Agnew

Tyler and Cameron Winklevoss.

Getty Images

Cameron and Tyler Winklevoss, the twins best known for their role in the history of Facebook, have had their fair share of headlines this week. The reason, of course, is their plan to come to market with an exchange-traded product giving investors exposure to Bitcoin, a virtual currency that exists outside the realms of governments and central banks.

They filed with the U.S. Securities and Exchange Commission for a public listing of the Winklevoss Bitcoin Trust with a proposed valuation of $20m.

The value of the Bitcoin market has fluctuated in recent months but is currently valued at around $1bn. The Winklevoss twins say they own about 1% of the total Bitcoin stock.

There are risks, there is more than a little intrigue.

Tyler Winklevoss discussed the trust, its target market and potential future projects with sister title Financial News.

Financial News: Who is your target market? Who will buy this type of exchange-traded fund and why?

Tyler Winklevoss: Anyone who can’t get exposure to Bitcoin — such as pension funds —- or anyone who doesn’t want to go through the hassle of buying or physically storing it, such as mainstream retail investors. The best metaphor is to compare it to gold. How many people actually directly buy and hold gold bars? The gold ETCs [exchange-traded commodities] made it possible for investors to do that indirectly.

FN: Will the SEC approve this and when?

TW: It’s the first-ever digital math-based asset ETP [exchange-traded product], so it represents a whole new frontier. We haven’t talked with the SEC yet, but we think that, in this situation, they are likely to have more questions than they might for something that’s been done before.

FN: Who will be the lead market makers and authorized participants?

TW: It’s too early to say, but it is likely to be the usual suspects of banks, broker dealers and market makers.

FN: Who will trade the ETF?

TW: When the time comes, we will consider the benefits of the NYSE, Nasdaq and other exchanges.

FN: Who will prove there is liquidity and there is inventory backing the ETF?

TW: We think that there will be demand for frictionless exposure to Bitcoin and hopefully this demand will translate to authorized participants.

FN: How will you prove that the holdings are secure?

TW: We will provide more information regarding our security system and vaulting in an amendment to our registration statement. We have put substantial time into the issue and have developed new mechanisms for security and storage and have submitted a patent application for them. The onus will fall on us to explain eloquently why the Bitcoin in our trust is secure.

FN: You have 18 pages of risk factors associated with this offering. Are you already addressing investor concerns?

TW: We want to be incredibly transparent and allow people to know exactly what they’re getting into. That means putting the risks of both Bitcoin and the trust structure out there for people to read themselves.

FN: Are you planning to address that ‘lost key’ issue? [There is no password reset mechanism for the Bitcoin network. The risk factors warn that “the loss or destruction of a private key required to access a Bitcoin may be irreversible”.]

TW: The lost key mirrors the idea of losing your wallet in the middle of the night. The security system we’ve developed will address that issue and limit that risk.

FN: Are you worried that the US might legislate against Bitcoin? For example, by declaring that it is illegal for companies to process payments with a known Bitcoin agent?

TW: It doesn’t look like any regulator is trying to outlaw Bitcoin. They are looking to bring healthy and reasonable regulation, which I’m in favor of. Regulation can help bring Bitcoin into the mainstream without taking away the characteristics which attract people to it.

FN: How is Bitcoin Trust different from Exante? [a Bitcoin hedge fund run out of Malta]

TW: The trust is very different from Exante because Exante is a hedge fund and won’t be listed or regulated by the SEC. You can’t invest in Exante through an e-trade account. We want the trust to be the first Bitcoin exchange-traded product available to investors in the public market. Buying a share of the trust should be as easy as buying a share of common stock of any publicly listed company.”

FN: What’s the next project?

TW: We try to identify great entrepreneurs in young companies. Our focus has shifted to entrants in the Bitcoin space, but that doesn’t exclude other sectors. There is still a lot to come in the Bitcoin space, so I wouldn’t be surprised if our next investment or thing had a lot to do with it. Our best way of sourcing deals is through our real-life social network of friends, investors and entrepreneurs.

–write to harriet.agnew@dowjones.com and follow on Twitter @HarrietAgnew

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated July 1, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.